Via Facsimile and U.S. Mail
Mail Stop 6010

August 21, 2006

Mr. Thomas R. Watjen
President and Chief Executive Officer
UnumProvident Corporation
1 Fountain Square
Chattanooga, TN 37402

Re: UnumProvident Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2005
         Filed March 3, 2006
         File No. 001-11294

Dear Mr. Watjen:

        We have completed our review of your Form 10-K and have no further comment
at this time.

                                                Sincerely,

                                                Jim Atkinson
                                                Accounting Branch Chief